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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2007

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release with respect to its operational results for the year ended December 31, 2006.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the Registrant's plan to optimize its resource allocation and reinforce operational safety, environmental protection and resources saving practices; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o failure to complete the proposed acquisition of certain overseas assets as planned;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

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             (PETROCHINA COMPANY LIMITED PRESS RELEASE LETTERHEAD)


                 PETROCHINA CONTINUES TO REPORT RAPID GROWTH IN
                       KEY OPERATIONS FOR FULL YEAR 2006
                  MAJOR OPERATIONAL INDICATORS SET RECORD HIGHS

15 January 2007, Beijing - PetroChina Company Limited ("PetroChina" or the "Company," SEHK stock code 0857; NYSE symbol PTR) announced today that its business operations advanced ahead actively in 2006 leveraging on the steady development of China's economy and the continuous growth in demand for oil and gas domestically. Whilst oil and gas exploration reported remarkable progress and oil and gas output recorded new high levels, the Company's refining and chemical businesses, sales and marketing of oil and natural gas as well as international trade also moved on at a fast pace, with all its key operational indicators meeting the targets well ahead of schedule.

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In 2006, the Company's oil and gas development laid a solid foundation for growth in production by implementing a series of comprehensive measures to enhance the recovery rate of mature oilfields that effectively controlled the decline in output, and accelerating the construction of facilities at new oilfields to introduce new production capacity in a timely manner. During the year, the Company's aggregate output of oil and gas reached 1.062 billion barrels of oil equivalent, representing a 5.2 percent increase from the corresponding period last year. Of this, crude oil output amounted to 829 million barrels, representing an increase of 6.8 million barrels, or 0.8 percent from the previous year, setting another new record high. Output of marketable natural gas reached 1,382.4 billion cubic feet, representing an increase of
262.9 billion cubic feet, or 23.5 percent from the same period in 2005, which reflected a consistent growth at a rate of over 20 percent per annum. As part of the Company's oilfield readjustment programme, Daqing Oilfield spared no effort to put into effect its sustainable development plan, achieving good results with annual crude oil output reaching 43.38 million tons. Changqing Oilfield saw fast growth in crude oil output for the sixth consecutive year in 2006 reporting an annual output of 10.59 million tons, making itself another 10-million-ton-class oilfield. Southwest Oilfield's oil and gas output also broke through 10 million tons of oil equivalent in 2006 to become the first gas-centric oil and gas field in China with output reaching 10 million

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tons. Natural gas output at Tarim Oilfield went beyond 11 billion cubic metres, further strengthening the steady supply to the West-East Gas Pipeline network. To date, PetroChina has six domestic oil and gas fields with an annual output of over 10 million tons of oil equivalent each.

In 2006, the Company continued to make oil exploration a priority and fortify natural gas exploration. A series of significant breakthroughs and significant progress was accomplished at Erdos Basin, northern part of Songliao Basin, Sichuan Basin, northwest rim of Junggar Basin, the Jidong tidal and shallow water areas, as well as Heshui, Jiyuan, and the surrounding areas of Sulige in Erdos. Proven reserves of oil and natural gas achieved targets as set, lay the foundation of continuous and steady growth in oil and gas production in the future.

In 2006, the Company's refining and chemical segment responded proactively to the growing demand in market by optimizing its resources allocation, production and business operations, running its refining facilities at high capacity with smooth operations. The annual utilization rate of the refining capacity exceeded 97 percent. During the year, PetroChina processed 785 million barrels of crude oil, an increase of 32.7 million barrels, or 4.3 percent, from the same period of last year. The output of gasoline, diesel and kerosene reached 22.027 million tons, 44.227 million tons and 2.06 million tons, representing an increase of

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2.9 percent, 2.9 percent and 4.8 percent respectively from the corresponding period the previous year. Commercial production of chemical products continued to grow, with the output of ethylene and synthetic resin reaching 2.068 million tons and 3.06 million tons, representing an increase of 9.5 percent and 11 percent respectively over the same period of last year. The Company further improved its key technical and economic indicators, maintaining its leading position in refining loss rate and yield of chemical ethylene in the industry domestically.

In 2006, the building of the marketing network of the Company witnessed good progress. In particular, the number of large scale and profitable wholly-owned service stations located at prime locations increased significantly. PetroChina's service stations now totaled 18,207. Average daily sales per station also showed strong improvement.

In 2006, the construction of key projects for the refining and chemical segments proceeded in an orderly way. The ethylene projects in Sichuan and Fushun, the chemical fertilizer project in Tarim and the petrochemical and refining project in Guangxi all broke ground and kicked off construction during the year. At the same time, PetroChina completed the construction of new installations as well as certain expansion and renovation projects which have now been put into

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service, enhancing substantially the crude oil primary processing capability of the Company to ease off the inadequacy in this respect. The Company's ethylene production capability also made a great leap forward and its production scale improved further.

Additionally, PetroChina made smooth progress in its major pipeline projects in 2006. The Alashankou-Dushanzi Crude Oil Pipeline started commercial operations during the year to deliver crude oil imported via the China-Kazakhstan Pipeline to Dushanzi Petrochemical Company. At the same time, PetroChina quickened its pace of networking construction of key gas pipelines and the construction of compression and ancillary facilities, striking to boost the transmission capacity of the pipelines to ensure safe and stable gas supply. With the Ji-Ning Connection Line and Huai-Wu Connection Line linking to the West-East Gas Pipeline being put into operation one after the other during the year, an expanded network comprising the West-East Gas Pipeline, Second Shaanxi-Beijing Gas Pipeline and Zhongxian-Wuhan Gas Pipeline was finally created, which in turn raised the stability and reliability of gas supply in the country. In 2006, upon implementation of construction projects of compression and ancillary facilities, these networks achieved a more than twofold increase in its pipeline gas transmission volume compared with the previous year. The annual gas transmission capacity of the Sebei-Xining-Lanzhou Pipeline reached 2.8 billion cubic metres following the completion of compression facility installation.

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The gas transmission capacity of Shaanxi-Beijing Gas Pipeline system also increased by nearly 40 percent from last year.

In 2006, PetroChina's international business advanced in a healthy and steady fashion. The Company completed the acquisition of a 67 percent interest in PetroKazakhstan ("PKZ") from its parent China National Petroleum Corporation ("CNPC") through CNPC Exploration and Development, a joint venture with CNPC, which provided PetroChina with equity oil and gas reserves and production capacity in the strategic region of Kazakhstan. By way of fostering its international trade activities, the Company achieved rapid growth in both total trade volume and trade value.

Looking forward into 2007, the world economy is expected to continue to grow at a relative fast pace. It is likely that the Chinese economy will also see steady growth with demand for oil and gas as well as petroleum and petrochemical products staying strong. All these would help bring new opportunities and be conducive to further growth of the Company. By pushing ahead structural improvements, optimizing its resource allocation, changing its growth patterns, reinforcing operational safety, environmental protection and resources saving practices, introducing new system, technology and managerial ideas as well as fortifying the operational organization and management, PetroChina is

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committed to meeting its operational targets and continuing to deliver satisfactory results to shareholders in the coming year.

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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010            Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd.  For enquiries, please contact:
Ms. Helen Lam                        Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672     Email: helen.lam@hillandknowlton.com.hk
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: January 15, 2007                              By:     /s/ Li Huaiqi
                                                           ---------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary